EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

Following is a list of the subsidiaries of the Company:

Jurisdiction of
Name of Subsidiary	Incorporation

Emulex Corporate Services Corporation	California
Emulex Corporation	California
Emulex Design & Manufacturing Corporation	Delaware
Emulex Communications Private Limited	Karnataka, Bangalore, India
Arcxel Technologies, Inc.	California
Hyland Enterprise Development, Inc.	California
Emulex Limited	United Kingdom
InterConnections, Inc.	Washington
Emulex International Limited	Isle of Man
Emulex Isle of Man Administration, Limited	Isle of Man
Emulex Isle of Man Base Company	Isle of Man
Emulex Ireland Company	Ireland
Emulex Luxembourg S.à r.l.	Luxembourg
Emulex Germany GmbH	Germany
Emulex Singapore Pte. Limited	Singapore
Tortuga Electronics LLC	Delaware